April 19, 1989


Equitable Variable Life Insurance Company
787 Seventh Avenue
New York, New York  10019

         This opinion is furnished in connection with the Registration Statement on Form S-6, File No. 33-8237 ("Registration Statement") of Separate Account FP ("Separate Account FP") of Equitable Variable Life Insurance Company ("Equitable Variable") covering an indefinite number of units of interest in Separate Account FP under variable life insurance policies with additional premium option ("Policies"). Initial premiums and, after deduction of a $25 administrative charge, additional premiums received under the Policies may be allocated to Separate Account FP as described in the Prospectus and prospectus supplement included in the Registration Statement.

         I participated in the preparation of the Policies and I am familiar with their provisions. I am also familiar with the description contained in the Prospectus and prospectus supplement. In my opinion:

         1. The Illustrations of Insurance Benefit, Policy Account and Cash Surrender Values, and Accumulated Premiums in Appendix A of the prospectus supplement are consistent with the provisions of the Policies. The assumptions upon which these illustrations are based, including the current cost of insurance charges, are stated in Appendix A and are reasonable. The Policies have not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear disproportionately more favorable to prospective purchasers of Policies for males age 10, 35 or 55 than to prospective purchasers of Policies for males at other ages or for females. The particular illustrations shown were not selected for the purpose of making the relationship appear more favorable.

         2. Insurance Benefit, Policy Account and Cash Surrender Values for the Policies, set forth under "Hypothetical Illustration" in Part 1 of the Prospectus and updated in the prospectus supplement, based on the Net Returns of the Common Stock Division and the Money Market Divisions of Separate Account FP, are consistent with the provisions of the Policies. The assumptions upon which the example are based, including the current cost of insurance charges, are stated with the examples and re reasonable. The Policies have not been designed so as to make the relationship between premiums and benefits, as shown in the examples, appear disproportionately more favorable to prospective purchasers of Policies for males age 35 than to prospective purchasers of Policies for males at other ages or for females. The particular examples shown were not selected for the purpose of making the relationship appear more favorable.

         3. The "Table of Factors Used in Determining the Insurance Benefit", set forth under "Insurance Benefit" in Part 3 of the Prospectus, contains the factors to be used for males and females of Illustrative ages. These factors have not been designed so as to make the factors disproportionately more favorable for the ages illustrated than for males or females of other ages. The particular factors shown were not selected because they are more favorable than for males or females of other ages.

         I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Financial And Actuarial Experts" in the Prospectus.

                                                Very truly yours,

                                                /s/ Joseph O. North, Jr.

                                                Joseph O. North, Jr.
                                                Vice President and Actuary


7325i